August 1, 2005 Via EDGAR and Federal Express	Hayden J. Trubitt hayden.trubitt@hellerehrman.com Direct +1.858.450.5754 Direct Fax +1.858.587.5903 Main +1.858.450.8400 Fax +1.858.450.8499 39841.0001

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 0309

Washington, DC 20549

Re:	Synbiotics Corporation Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents File No. 0-11303, Amended June 14, 2005

Dear Mr. Riedler:

On behalf of Synbiotics Corporation (“Synbiotics” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 6, 2005, in connection with the above-referenced Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents. The numbered references below correspond to the paragraph numbers of the Staff’s letter. The italicized text sets forth the content of the Staff’s comment and our response follows. Additionally, the Company is concurrently filing amended Schedules 14A and 13E-3 and an amended Form 10-K, and we have enclosed copies of each of these amendments, marked to show the changes from the amended Schedules 14A and 13E-3 and Form 10-K previously filed on June 14, 2005. Page references cited in the Company’s responses below correspond to the page numbers in the marked copies enclosed herewith.

Schedule 13E-3

1.	We reissue prior comment 2 relating to filing persons listed on Schedule 13E-3. We continue to believe the persons identified in that comment should be added as filing persons on the Schedule 13E-3, for the reasons listed in our comment. Please be aware that the market capitalization of the company and your assertion that fractional shares are being cashed out at a 30% premium do not factor into our analysis of who is engaged in this going private transaction. Nor is the fact that this is not a management buyout, and does not involve, in your view, significant amount of funds, dispositive of the issue of who is required to file and sign the Schedule 13E-3. As previously requested, please add the persons listed in prior comment 2 as filers on the Schedule, or provide a well-reasoned legal analysis, citing to applicable precedent, as to why those persons or entities are not engaged.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Schedule 13E-3 to list Redwood Holdings, LLC, Redwood West Coast, LLC, Thomas Donelan, Christopher P. Hendy, Jerry L. Ruyan and Remington Capital, LLC as filing persons.

2.	We reissue comment 4 in our prior comment letter. Although it is possible that other directors or officers not affiliated with Redwood do not need to be added as filing persons on Schedule 13E-3, your response does not provide enough relevant facts for us to make this determination. Provide an estimation of each such person’s interest in the company (as a percentage) both before and after the reverse stock split. In addition,

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where applicable, discuss any other role each such person played in initiating, structuring or financing this transaction, especially in a context other than in their position with the company.

RESPONSE: Set forth below are the estimated beneficial ownership holdings of the Company’s Chief Executive Officer and director, and the Company’s other executive officers, both before and after the Split Transaction. The estimates are based on each individual’s share ownership and 46,082,085 shares of the Company’s common stock outstanding (on an as-converted basis, assuming completion of the Split Transaction) as of July 20, 2005.

Name	Number of Shares Beneficially Owned Before Split Transaction	Percent of Class Before Split Transaction	Number of Shares Beneficially Owned After Split Transaction	Percent of Class After Split Transaction
Paul Hays	1,753,701	3.8%	1,753,701	3.8%
Keith Butler	—	—	—	—
Clifford Frank	366,105	0.8%	366,105	0.8%
Serge Leterme	636,938	1.4%	636,938	1.4%
B. Kent Luther	31,250	0.1%	31,250	0.1%

Based on the foregoing, the Company does not believe that any of these individuals need to be added as filing persons on the Schedule 13E-3. With the exception of Mr. Hays and Mr. Leterme, each of these individuals beneficially holds, prior to the Split Transaction, and will hold, after the Split Transaction, less than 1% of the Company’s common stock. In addition, the increase, if any, in percentage ownership of the above individuals as a result of the Split Transaction will be negligible in each case.

The Company further advises the Staff that none of the foregoing individuals will contribute to the financing of the Split Transaction. None of the above individuals participated in the initiation or structuring of the transaction (other than in their capacities as officers).

3.	We note your response to prior comment 5 that you have not included information relating to the ratio of earnings to fixed charges because the company does not have registered debt securities or preference equity securities. Although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(3)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(3)(3) of Regulation M-A requires that Synbiotics present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the proxy statement to include the requested disclosure as Exhibit D.

Schedule 13E-3

Schedule 14A

4.	Please revise page 1 to disclose that none of the directors recommending the transaction are independent and that the fairness of the transaction to unaffiliated security holders has not been opined upon by a third party or a financial advisor.

RESPONSE: The Company has revised the fourth paragraph on page 1 of the proxy statement to include the requested disclosure.

5.

We note your responses to prior comment 4. However, in light of our decision to reissue prior comment 2 relating to filing persons, we are also reissuing this prior comment, which asks you to include these persons as filing persons and provide the disclosure required by Regulation M-A. Similarly, we reissue prior comments 14 and 33, regarding the need to address each filing person’s view of fairness and the disclosure required by Instruction 3 to Item 1013, respectively.

RESPONSE: As stated in our response to comment #1 above, the Company has revised the Schedule 13E-3 to include Redwood Holdings, LLC, Redwood West Coast, LLC, Thomas Donelan, Christopher P. Hendy, Jerry L. Ruyan and Remington Capital, LLC as filing persons. See our response to comment #2 above for an explanation of why the Company does not believe that Mr. Hays and the other members of the management team need to be included as filing persons. With respect to the additional parties included as filing persons in response to comment #1 above, the Company has revised the proxy statement and Item 3 of the Schedule 13E-3 to include the disclosure required by Regulation M-A to the extent not previously provided (see additional disclosure under “MANAGEMENT AND AFFILIATES”). In addition, the Company has included the requested disclosure regarding such parties’ view of fairness of the transaction (see third bulleted disclosure under “SUMMARY TERM SHEET”) and the requested disclosure required by Instruction 3 to Item 1013 (see additional disclosure under “SPECIAL FACTORS—Accounting Treatment of the Split Transaction.”).

6.	Refer to prior comment 7 and your response. You state that “there would be nothing material to disclose” in a section addressing the unique interests and conflicts of interest of officers and directors in this transaction. We disagree, since some affiliates will own the company going forward, while most unaffiliated shareholders will be cashed out. We note that despite your assertion, you have added some new language on pages 1 and 3 of the revised proxy statement; however, the new disclosure there does not clearly and concisely describe the effect of the reverse and forward stock splits as it relates to those individuals. That is, a company controlled by directors will concentrate its ownership of the company going forward, while no longer being subject to the current federal reporting scheme and other federal securities laws that apply to public companies. In a single section in a prominent part of the proxy statement, explicitly describe how this transaction will affect the interests of the affiliated filing persons. Your expanded disclosure should present their ownership interest going forward, assuming that all shareholders who currently own less than 200 shares are cashed out. Where Redwood is referenced, describe the relationship between that entity and certain of the company’s directors.

RESPONSE: The Company has moved the disclosure under the heading “Effect of the Split Transaction on the Affiliates” to appear more prominently towards the front of the proxy statement, following the section entitled “Background.” In addition, the Company has expanded the disclosure regarding the effect of the Split Transaction on affiliates (i) to indicate that ownership will be concentrated in the Company’s directors and their affiliates following the Split Transaction, while the Company will no longer be subject to the current federal public reporting scheme and other federal securities laws applicable to public companies and (ii) to include the requested disclosure regarding the interests of the affiliated filing persons going forward. The Company also discloses Redwood’s relationship to two of the Company’s directors under “INTRODUCTION” and “SPECIAL FACTORS—Background” in the proxy statement.

7.	We note our prior Comment 9 and your response. Please include the information required by Exchange Act Rule 14a-5(e). While there may be no meeting in 2006 if the company ceases to report under the Exchange Act, the company is not private currently and may not ultimately become private.

RESPONSE: The Company has included the requested disclosure in the proxy statement under the heading “SHAREHOLDER PROPOSALS.”

Schedule 14A

Introduction, p. l

8.

We are reissuing prior comment 11 relating to expansion of disclosure in the fourth paragraph in the introduction. While we note that you have responded to the second sentence of that paragraph and need not respond further to that portion of the comment, the remainder of your response does not provide sufficient analysis to resolve the issues raised in the comment. As a couple of examples only, your references to “self-evident,” “redundant” and “not fully correct” are conclusory statements that do not resolve the issues raised in the comment. In addition, we could not locate the language in the introduction stating that no independent advisors were retained and that there are no independent directors. If you are referring to the mention of the relationship between Messrs. Donelan and Hendy and Redwood, that language does not clearly articulate the point we asked you to address. Please revise.

RESPONSE: The Company has revised the introduction of the proxy statement to include specific language stating that none of the directors recommending the Split Transaction are independent, and the fairness of the Split Transaction has not been opined upon by any financial advisor or other third party. The Company has also included additional disclosure explaining that Redwood West Coast, LLC and its affiliates currently control the Company and have different interests from the Company’s unaffiliated shareholders because they will not only maintain their controlling interest in the Company, but they will control a privately held company that is not subject to the federal public reporting requirements applicable to public companies after the Split Transaction.

9.	We are reissuing prior comment 18 with respect to disclosure of the Board’s determination of the offering price. Please include the information contained in your response to our prior comment in the proxy statement. Also, describe the analysis the Board performed to determine that the premium “represented a nice, round, fairly generous figure.” State specifically, what if any analysis it performed concerning the future prospects of the company and its current and prospective products and services. If it performed no additional analysis other than what is stated in the response to our prior comment, so state in the proxy statement. Also, it may also be helpful to explain the basis for the board’s decision to use a 30% premium over the average closing price for the 30 trading days ending on the day before announcement of the Split Transaction rather than a different premium, such as 25% or 35%, for example.

RESPONSE: The Company has included the information contained in its response to prior comment 18 in the proxy statement. The Company has disclosed that the board of directors believes that the $0.13 cash-out price adequately reflects the balancing of the costs and benefits of being cashed out in the Split Transaction versus remaining a shareholder of the Company. The Company has also disclosed that the board did not perform any analysis other than this cost-benefit analysis. Because no additional analysis was performed, the Company believes that it has fully complied with the Staff’s request for additional disclosure regarding these matters.

Background, p. 4

10.	See prior comment 17 and your response. We are unclear as to what is meant by the fact that no initial contacts or negotiations occurred because Redwood controls the issuer. It is precisely Redwood’s and its affiliates’ role in this transaction that should be described in greater detail. Simply providing dates of board actions is inadequate, without describing the catalyst for those events. In this regard, it should be clear to security holders what is driving the timing of this Split Transaction and why the board began considering this transaction on January 7, 2005. See also Item 1013 of Regulation M-A. Also, your disclosure should be revised to disclose the role of the affiliates in initiating and structuring the Split Transaction. Please revise.

RESPONSE: The Company has expanded the disclosure under “Background” to explain that in the fourth quarter of 2004, the board began to evaluate the costs and expenses that the Company would have to incur in order to comply with the new requirements under Sarbanes-Oxley. The Company has also revised the disclosure under “Reasons for the Split Transaction” to indicate that it is undertaking to effect the Split Transaction at this time so that it can avoid becoming subject to the additional requirements under Section 404 before they would become applicable to the Company in 2006, and before the Company would have to make the expenditures necessary to be in compliance with these requirements. In addition, the Company has included disclosure under “Background” indicating that Redwood West Coast, LLC and the other Affiliates participated in the initiation of the transaction to the extent that they were represented by individuals on the board of directors. As the Affiliates did not “participate” in the structuring of the Split Transaction other than through the discussions and deliberations of their board representatives, the Company believes that it has fully complied with the Staff’s request for additional disclosure regarding these matters.

Factors considered by the board, p. 5

11.	We refer you to prior comment 21. As we note in our prior comment, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. In this regard, it does not appear that the board’s analysis as to substantive fairness discusses all of the substantive factors from Item 1014. For example, the disclosure does not address net book value, historical market prices or prices paid in previous purchases. If the board did not consider these factors, please disclose and explain why these factors were not relevant in this transaction.

RESPONSE: The Company directs the Staff to the first set of bulleted disclosures under the heading “Factors Considered by the Board of Directors.” The Company believes that it has addressed net book value and historical market prices in the third bullet point, which states that the cash-out price is higher than the $0.08 per share book value of the common stock on April 18, 2005, and also higher than the $0.10 average closing price for the 30 trading days ending on April 18, 2005. In addition, the Company believes it has addressed prices paid in previous purchases in the fourth bullet point, which compares the cash-out price against the as-converted price per share paid by purchasers the Company’s most recent sale of its stock. The Company therefore believes that it has fully complied with the Staff’s request for disclosure regarding these matters.

12.	You state on page 7, “[o]ur board of directors did not consider a sale of the Company, to non-affiliates or otherwise, as an alternative to the Split Transaction because it believes that the value of the Company will increase, and that, accordingly, a sale of the Company in the future will result in a higher price paid to shareholders than would a sale of the Company at this time.” You should expand the bullet on page 3 concerning your directors’ conclusion that the transaction is fair to the company and its unaffiliated shareholders to highlight the Board’s belief that the company’s value will increase in the future, and to explain how this factored into the board’s fairness determination.

RESPONSE: The Company has expanded the bullet point regarding the directors’ conclusion as to the fairness of the transaction to unaffiliated shareholders to indicate (i) that the Board did not consider a sale of the Company at this time because it believes that the value of the Company will increase and (ii) that the Board recognizes that some shareholders may not share this belief, and the Split Transaction will give such shareholders an opportunity to have their interests cashed out at a premium over the market price. Presumably, shareholders who do not believe that the value of the Company will increase in the future would find this option appealing.

13.	In addition, explain the reasons for the timing of this transaction, given your view that value of the company will increase in the future.

RESPONSE: Please see response to comment #12 above. In addition, the Company has included additional disclosure on page 8 indicating that the Split Transaction will give those shareholders who would prefer not to hold on to their investments until a sale of the Company can be effected an opportunity to have their interests cashed out for a premium over the market price at this time.

14.	We note your disclosure on page 7 that you did not retain an outside party to provide a report and opinion relating to the fairness of the consideration to be paid to unaffiliated shareholders holding fewer than 2,000 pre-split shares and other fractional shares. In view of the fact that none of the directors that are recommending the Split Transaction are independent and the payment to be received by holders of less than 2,000 shares of common stock appears to be based on an arbitrarily determined price above market, revise to disclose the basis for the board’s decision not to retain an outside party and explain why the board believes that the transaction is fair based on these circumstances.

RESPONSE: The Company has included additional disclosure indicating that an outside advisor was not retained because the Company did not feel that it would be an effective use of its resources. In addition, the Company directs the Staff to the disclosure following the sentence, “In spite of the absence of a fairness opinion from a third party and an unaffiliated representative acting solely on behalf of the unaffiliated shareholders, we believe that the Split Transaction is fair to all unaffiliated shareholders for the reasons set forth in the remaining portion of this section…” on page 8. The Company believes that the indicated disclosure responds in full to the Staff’s comment.

15.	We note your response to our prior Comment 23. You state in your response letter that fairness is primarily a function of the market price and cash out price. If the Board’s fairness decision was primarily based upon these two prices, so state in the proxy statement.

RESPONSE: The Company has included additional disclosure in the proxy statement indicating that the board’s determination of fairness was based primarily on a comparison of the cash-out price to the market price for the Company’s common stock.

16.	We note our prior Comment 24 and reissue the comment. Please explain why you did not consider other alternatives. You state that the Board believes the value of the company will be higher in the future than it is today. But isn’t the relevant analysis whether a sale would yield a higher per share value than the reverse stock split? If not, please explain.

RESPONSE: The Company has revised the disclosure in the proxy statement to indicate that the board believes that a sale of the Company at this time would result in a lower consideration per share to shareholders than the cash-out price. In addition, the Company directs the Staff to its responses to comments #12 and #13, and the additional disclosures provided in connection therewith.

17.	We refer you to your response to prior comment 29 and the additional disclosure you included in the first paragraph on page 8. Other than the board’s conclusion as to fairness, it does not appear that the disclosure addresses the different subsets of unaffiliated shareholders. Rule 13e-3 requires a separate analysis as to fairness for each. Please expand your disclosure to more clearly present this information.

RESPONSE: The Company has added disclosure on page 8 indicating that the board of directors weighed the positive and negative aspects of being cashed out in arriving at its determination of the cash-out price, and the board believes that the cash-out price is fair to both shareholders who will be cashed out and those who will remain shareholders of the Company after the Split Transaction. The Company also directs the Staff to the paragraph immediately following the new disclosure, which describes in detail the basis for the board’s determination that the Split Transaction is “procedurally and substantively fair to all unaffiliated shareholders – both those whose interest in the Company will be wholly cashed-out and those who will continue to hold shares of the Company after the Split Transaction.” The Company believes this discussion of fairness with respect to both shareholders who will be cashed out and those who will remain shareholders of the Company fully complies with the Staff’s request for disclosure addressing the “different subsets” of unaffiliated shareholders. If the Staff is referring to “subsets” other than wholly cashed-out shareholders versus continuing shareholders, please advise and specify what “subsets” should be addressed.

18.	We note your response to prior comment 31. Although your response advises that “you have nothing particular in mind,” your disclosure suggests that there are specific circumstances that may trigger the board’s decision to utilize its right not to implement the Split Transaction. Accordingly, to the extent that you retain this disclosure, clarify, if true, that there are no current circumstances which would cause the board to exercise its right not to implement the Split Transaction. If future events or circumstances may cause the board to exercise its right, please disclose.

RESPONSE: The Company has revised the proxy statement to include the requested disclosure on page 9.

Material Federal Income Tax Consequence, p. 11

19.	Please disclose your response to prior comment 32.

RESPONSE: The Company has revised the proxy statement to include the requested disclosure on page 12.

We do not intend to pay dividends..., p. 12

20.	We note your response to prior comment 36. You should disclose this rationale in the risk factor.

RESPONSE: The Company has revised the proxy statement to include the requested disclosure on page 14.

21.	Throughout your response letter, you state that the Board’s fairness determination is premised upon the amount of the premium over the 30-day mentioned trading price. Please create a risk factor which states, if true, that the Board did no further analysis to determine whether or not the transaction is fair to unaffiliated shareholders.

RESPONSE: The Company has included an additional risk factor indicating that the Board’s determination of the fairness of the transaction was based primarily on a comparison of the cash-out price to the market price for the Company’s common stock.

Prior Stock Purchases by Affiliates, p. 21

22.	We note that affiliates, including directors of the company, purchased shares at prices higher than that being paid in this transaction as recently as the quarter ended December 31, 2004. Given that the board set the per share price to be paid in this transaction within a few months of that date, disclose how the price paid in these transactions factored into the board’s and such individuals’ fairness determination. If it did not, please explain why.

RESPONSE: The Company has included a footnote to the table of prior stock purchases indicating that the shares of common stock were acquired pursuant to elections of Redwood West Coast, LLC to receive shares of common stock in lieu of cash dividends on shares of Series C Preferred Stock. The footnote also discloses that the dividend prices were not considered in the fairness determination with respect to the cash-out price because the dividend prices were based on fluctuating prices determined in accordance with a formula that was set in the Certificate of Determination of the Series C Preferred Stock.

Form 10-K

23.	We note our prior Comment 39 and your response, and reissue the comment in its entirety. Your business section needs to be expanded to discuss the various aspects of your business we mention in our prior comment. As to the suggestions in your response to our comment, whether or not the company is being acquired and its market capitalization are irrelevant to its disclosure obligations under the Exchange Act.

RESPONSE: The Company has revised the “Business” section of its Form 10-K to include the disclosures requested in prior Comment 39, and believes that it has fully complied with the Staff’s request for additional disclosure in satisfaction of its obligations under the Exchange Act.

24.	We note our prior Comment 40 and reissue it. Expand the disclosure to state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years. Note that the staff has requested this disclosure of registrants of all sizes and that registrants furnish it in their respective disclosure documents.

RESPONSE: The Company has included disclosure indicating that to its knowledge, its products comply with the regulations of the USDA, FDA and comparable foreign governmental authorities to the extent applicable, and have been in compliance for the past three years.

*    *    *

At your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hayden J. Trubitt

cc:	Zafar Hasan
Kevin Woody
Paul Hays (Synbiotics Corporation)
Keith Butler (Synbiotics Corporation)
Maggie Wong (Heller Ehrman)